UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 15
to
SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company)
TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Person(s) Filing Statement)
Ordinary Shares, NIS 0.0001 nominal (par) value per share
(Title of Class of Securities)
M8737E108
(CUSIP Number of Class of Securities)
Taro Pharmaceutical Industries Ltd.
Tal Levitt
Secretary
Italy House, Euro Park
Yakum 60972, Israel
+972-9-971-1800

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey W. Tindell
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

[  ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 15 to the Schedule 14D-9 (this "Amendment"), filed with the U.S. Securities and Exchange Commission (the "SEC") on December 15, 2009, amends and supplements the Schedule 14D-9 filed with the SEC on July 10, 2008 by Taro Pharmaceutical Industries Ltd., a company incorporated under the laws of the State of Israel ("Taro" or the "Company"), as previously amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 thereto filed with the SEC on July 23, 2008, July 28, 2008, August 28, 2008, August 29, 2008, September 2, 2008, September 10, 2008, November 12, 2008, January 5, 2009, January 6, 2009, January 6, 2009, March 31, 2009, September 29, 2009, December 8, 2009 and December 10, 2009, respectively.  The Schedule 14D-9 relates to the tender offer by Alkaloida Chemical Company Exclusive Group Ltd., a company organized under the laws of the Republic of Hungary (the "Offeror") and a subsidiary of Sun Pharmaceutical Industries Ltd., a company organized under the laws of the Republic of India ("Sun India" and, together with the Offeror and their respective affiliates, collectively, "Sun"), to purchase all of the Company's ordinary shares, NIS 0.0001 nominal (par) value per share, for $7.75 per share, net to the seller (subject to withholding taxes, as applicable) in cash, without interest, upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Sun with the SEC on June 30, 2008, as amended.

The information in the Schedule 14D-9 and prior amendments is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9 and prior amendments, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.  The Solicitation or Recommendation; Item 8.  Additional Information.

Item 4 and Item 8 of the Schedule 14D-9 are hereby amended and supplemented by adding thereto the following information:

On December 15, 2009 the Company mailed a letter to its shareholders regarding the “Position Statement of Alkaloida Chemical Company Exclusive Group Ltd.” submitted to the Company on December 10, 2009.

A copy of the letter together with the position statement is filed as an exhibit hereto and is incorporated herein by reference.

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(16)	Letter to shareholders, mailed December 15, 2009 regarding the “Position Statement of Alkaloida Chemical Company Exclusive Group Ltd.” submitted to the Company on December 10, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 15 to Schedule 14D-9 is true, complete and correct.

TARO PHARMACEUTICAL INDUSTRIES LTD.
By:	/s/ Tal Levitt
Name:	Tal Levitt
Title:	Secretary

Date:     December 15, 2009